Exhibit 21.1

SUBSIDIARIES

The following is a list of subsidiaries of Williams-Sonoma, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of January 31, 2021:

Subsidiary Name	Jurisdiction/Date of Incorporation
Williams-Sonoma Stores, Inc.	California, October 11, 1984
Williams-Sonoma DTC, Inc.	California, October 26, 2000
Williams-Sonoma Singapore Pte. Ltd.	Singapore, April 11, 2008